U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  May 9, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY INCREASES NET INCOME BY 52%

Toronto, Ontario (May 4, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results in Canadian dollars for the first quarter ended March 31, 2005. The Company has decided to defer its change to U.S. dollar reporting until the end of 2005.

Q1 2005 compared to Q1 2004

•     Diluted earnings per share increased 49% to a quarterly record 82 cents (U$0.67)

•     Income before income taxes increased 72% to $55.6 million (U$45.4 million)

•     Net income increased 52% to $46.8 million (U$38.1 million)

•     Combined ratio improved to 96.3%

•     Underwriting profit increased 82% to a record $18.9 million (U$15.4 million)

•     Annualized return on equity of 22.6%

•     Book value per share increased 13% to $15.09 (U$12.47) from Q1 2004

Net income increased by 52% to $46.8 million (U$38.1 million), compared to $30.8 million (U$23.4 million) in the first quarter of last year. Return on equity (annualized) was 22.6% in the quarter compared to 16.9% in the same quarter last year. The combined ratio improved to 96.3% compared to 98.2% in the same quarter last year, producing a record quarterly underwriting profit of $18.9 million (U$15.4 million). Diluted earnings per share increased 49% to a quarterly record of 82 cents (U$0.67) for the quarter, compared to 55 cents (U$0.41) for the first quarter of 2004.

“We are extremely pleased with the positive start that we have made to 2005,” said Bill Star, President & Chief Executive Officer. “Each of our operating subsidiaries produced an underwriting profit for the quarter which, together with increased investment income, led to our record quarterly earnings. During the quarter we were pleased with the favourable development on our year-end unpaid claims, but nevertheless continued to increase our balance sheet provisions for unpaid claims. We continue to hold firm on our premium rate levels which have led to reduced volume of business in certain of our markets. Our rate levels remain adequate to generate targeted underwriting margins and competition in most of our markets is rational, which bodes well for our financial results for the foreseeable future.”

Premium Growth

During the first quarter of 2005, gross premiums written were $643.6 million (U$524.6 million), compared with $710.4 million (U$538.4 million) in the first quarter last year. In the quarter, U.S. operations represented 74% of gross premiums written, compared with 77% in the first quarter last year. Trucking, non-standard automobile and commercial automobile premiums represented 27%, 31% and 20%, respectively, of gross premiums written in the first quarter compared with 28%, 36% and 17%, respectively, last year.

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Premium Growth — continued

Gross premiums written from U.S. operations decreased 12% to $479.0 million (U$390.3 million) compared with $545.8 million (U$413.7 million) last year. Gross premiums written from Canadian operations were $164.6 million (U$134.3 million) for the quarter, compared to $164.6 million (U$124.7 million) in Q1 last year.

Net premiums written decreased 16% to $571.8 million (U$466.0 million) compared with $684.1 million (U$518.4 million) for the first quarter of last year. The quota share reinsurance treaties entered into in the second quarter of 2004 reduced net premiums written by $49.2 million (U$40.8 million) in the current quarter. Net premiums earned decreased 13% to $510.1 million (U$415.8 million) for the quarter, compared with $584.8 million (U$442.9 million) for the first quarter last year. The quota share treaties reduced net premiums earned by $50.2 million (U$41.6 million) in the first quarter of 2005. Without the quota share treaties, net premiums earned would have decreased 4% compared to the first quarter of last year which was before entering into the treaties.

For U.S. operations, net premiums earned decreased 17% to $356.7 million (U$290.8 million compared with $429.7 million (U$325.3 million) in the first quarter of 2004. Net premiums earned from Canadian operations decreased by 1% to $153.4 million (U$125.0 million) compared with $155.1 million (U$117.6 million) last year. The quota share treaties reduced the net premiums earned by $32.1 million (U$26.6 million) and $18.1 million (U$15.0 million) for the U.S. operations and Canadian operations, respectively.

Underwriting Profit & Combined Ratio

The combined ratio of 96.3% for the first quarter produced a record quarterly underwriting profit of $18.9 million (U$15.4 million). For the quarter, the U.S. operations combined ratio was 96.0% (98.2% Q1 last year) which produced an underwriting profit of $14.1 million ($7.9 million Q1 last year) and the Canadian operations also improved to 96.9% (98.4% Q1 last year) which produced an underwriting profit of $4.8 million ($2.5 million Q1 last year).

Investment Income

Investment income increased 21% to $27.1 million (U$22.1 million) compared with $22.3 million (U$16.9 million) for the first quarter of 2004. Net realized gains amounted to $17.1 million (U$14.0 million) compared with $6.8 million (U$5.1 million) in the first quarter of 2004. Net realized gains after tax were $13.6 million (24 cents per share) compared with $5.3 million (9 cents per share) in the first quarter of 2004. Net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of $2.5 million ($nil in Q1 2004) in the quarter on investments still held.

Net unrealized gains on the investment portfolio were $29.1 million (52 cents per share outstanding) at March 31, 2005, as compared to $73.7 million ($1.31 cents per share outstanding) at the end of 2004. Net unrealized gains on the common shares portfolio were $50.3 million (89 cents per share) at March 31, 2005 compared to $67.6 million ($1.20 per share) at the end of 2004.

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Balance Sheet

Total assets as at March 31, 2005 are $4.4 billion (U$3.6 billion) compared to $4.2 billion (U$3.5 billion) at the end of 2004. Book value per share increased by 13% to $15.09 (U$12.47) from $13.39 (U$10.22) as at March 31, 2004.

The investment portfolio, including cash increased 2% to $3,178.1 million (U$2,627.4 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. At March 31, 2005 24% of the fixed income portfolio matures in less than one year and 59% matures after one year and in less than five years. The fair value of the investment portfolio including cash represents $56.83 (U$46.98) per common share at March 31, 2005.

The Company reported favourable development in the provision for unpaid claims occurring prior to December 31, 2004 of approximately $5.0 million (U$4.1 million). During the quarter, provisions for unpaid claims were increased by 2% to $2,071.4 million (U$1,712.4 million) compared to $2,030.4 million (U$1,683.2 million) at the end of 2004.

Currency

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During 2004 and 2005, the Canadian dollar has fluctuated significantly against the U.S. dollar thereby affecting the comparability of results. In the third quarter of 2004, the Company indicated that it was its intention to convert its financial statements to U.S. dollar reporting during the first quarter of 2005. The Company has decided to defer its change to U.S. dollar reporting until the end of 2005 in order to present complete financial statements and Management’s Discussion and Analysis for the current year and for all prior periods included in the Annual Report. The Company believes that this will allow shareholders to more fully understand the Company’s historical and current operating trends, results and financial position.

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. For the quarter to March 31, 2005 net income and earnings per share increased by 63% to U$38.1 million and U$0.67 respectively. Book value per share grew by 22% from a year ago to U$12.47.

Quarterly Dividend

The Board of Directors today approved the payment of the Company’s quarterly dividend to shareholders of 5 cents. The dividend payment will be made on June 30, 2005 to shareholders of record as at June 15, 2005.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2004 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

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Conference Call and Annual General Meeting

The Company will have its quarterly conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4860. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1085480 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

The Company’s Annual General Meeting (“AGM”) will be held tomorrow Thursday May 5, 2005 at 4:00pm (EDT) at The Design Exchange, 234 Bay Street, Toronto, Ontario. A live webcast can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1114960.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-”(stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	2005	2004
	(unaudited)

Gross premiums written	$643,637	$710,445

Net premiums written	$571,762	$684,081

Revenue:
Net premiums earned	$510,100	$584,830
Investment income	27,065	22,329
Net realized gains	17,064	6,770

	554,229	613,929
Expenses:
Claims incurred	349,913	422,206
Commissions and premium taxes	98,446	110,555
General and administrative expenses	42,815	41,662
Interest expense	7,252	6,930
Amortization of intangibles	159	175

	498,585	581,528

Income before income taxes	55,644	32,401
Income taxes	8,886	1,633

Net income	$ 46,758	$ 30,768

Earnings per share:
Basic:	$0.83	$0.55
Diluted:	$0.82	$0.55
Weighted average shares outstanding (in 000s):
Basic:	56,308	55,967
Diluted:	56,747	56,344

Claims ratio	68.6%	72.2%
Expense ratio	27.7%	26.0%
Combined ratio	96.3%	98.2%

Underwriting profit	$ 18,926	$ 10,407
Return on equity (annualized)	22.6%	16.9%
Book value per share	$15.09	$13.39

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2005 (unaudited)	December 31 2004

ASSETS
Cash	$ 113,036	$ 104,698
Investments	3,065,037	2,999,841
Accrued investment income	30,262	25,297
Accounts receivable and other assets	416,903	395,241
Due from reinsurers and other insurers	342,111	312,996
Deferred policy acquisition costs	180,473	170,576
Income taxes recoverable	7,098	12,535
Future income taxes	59,361	57,871
Capital assets	69,530	70,336
Goodwill and intangible assets	81,210	80,919

	$ 4,365,021	$ 4,230,310

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 80,308	$ 72,002
Accounts payable and accrued liabilities	91,261	132,635
Fund withheld payable to reinsurer	109,769	94,586
Unearned premiums	822,334	762,472
Unpaid claims	2,071,366	2,030,449
Senior unsecured indebtedness	229,200	228,250
Subordinated indebtedness	109,469	108,781

	3,513,707	3,429,175

SHAREHOLDERS' EQUITY
Share capital	474,404	471,886
Issued and outstanding number of common shares
56,431,879 - March 31, 2005
56,210,250 - December 31, 2004
Contributed surplus	2,787	2,285
Currency translation adjustment	(130,745)	(133,967)
Retained earnings	504,868	460,931

	851,314	801,135

	$ 4,365,021	$ 4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

	2005	2004
	(unaudited)

Retained earnings, beginning of period	$ 460,931	$329,926
Net income for the period	46,758	30,768
Common share dividends	(2,821)	--

Retained earnings, end of period	$ 504,868	$360,694

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2005 and December 31, 2004
(In thousands of Canadian dollars)

1. Investments:

		March 31, 2005

	Carrying amount	Fair value

Term deposits	$ 323,083	$ 322,436
Bonds:
Government	535,727	534,384
Corporate	1,780,582	1,761,405
Preferred hares	1,500	1,473
Common shares	319,621	369,929
Financed premiums	104,524	104,524

	$3,065,037	$3,094,151

		December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

2.	Underwriting Results:

	The underwriting results for the Company’s operations were as follows:

		Quarter to March 31:
		2005		2004

	Underwriting Profit
	Canada	$ 4,832		$ 2,470
	U.S.	14,094		$ 7,937

	Total	$18,926		$10,407

	Combined Ratio
	Canada	96.9%		98.4%
	U.S.	96.0%		98.2%

	Total	96.3%		98.2%

	Expense Ratio
	Canada	26.7%		26.0%
	U.S.	28.1%		26.0%

	Total	27.7%		26.0%

	Loss Ratio
	Canada	70.2%		72.4%
	U.S.	67.9%		72.2%

	Total	68.6%		72.2%

	Favourable (Unfavourable) change in estimated unpaid claims for prior accident for prior accident years (note 1):
	Canada	$ 769		$ 416
	U.S.	4,185		(6,903)

	Total	$4,954		$(6,487)

	As a % of net premiums earned (note 2):
	Canada	(0.5%	)	(0.3%	)
	U.S.	(1.2%	)	1.6%

	Total	(1.0%	)	1.1%

	As a % of unpaid claims (note 3):
	Canada	(0.1%	)	(0.1%	)
	U.S.	(0.3%	)	0.6%

	Total	(0.2%	)	0.4%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2005, December 31, 2004 and March 31, 2004
(In thousands of Canadian dollars, except for per share amount)
(Unaudited)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2005		December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1	x	2.2	x
Interest Coverage Ratio	7.4	x	6.7	x
Total Bank and Senior Debt to Capitalization Ratio	24.6%		25.1%

4.	Summary of Quarterly Results in U.S. dollars over the previous five quarters

	2005	2004

	Q1	Q4	Q3	Q2	Q1

Gross premiums written
	$524,606	$473,951	$472,971	$516,493	$538,391

Net premiums earned
	415,825	451,332	453,329	430,851	442,862

Total revenue
	451,853	478,843	473,914	455,371	464,904

Net realized gains (after tax)	11,099	5,822	750	5,966	4,059

Underwriting profit	15,369	8,123	13,606	9,730	7,958

Net income	38,121	29,828	23,353	24,464	23,369

Book value per share	$ 12.47	$ 11.86	$ 11.19	$ 10.60	$ 10.22

Earnings per share
Basic	$ 0.68	$ 0.53	$ 0.42	$ 0.44	$ 0.42
Diluted	0.67	0.53	0.41	0.43	0.41

The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

	2005	2004
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 46,758	$ 30,768
Items not affecting cash:
Amortization	2,389	2,109
Future income taxes	(1,326)	4,311
Net realized gains	(17,064)	(6,770)
Amortization of bond premiums and discounts	5,045	6,776

	35,802	37,194
Net change in other non-cash balances:	7,607	69,241

	43,409	106,435
Financing activities:
Increase of share capital	2,518	2,664
Common dividends	(2,821)	--
Increase (decrease) in bank indebtedness	7,399	(130,463)
Increase in senior unsecured indebtedness	--	167,132

	7,096	39,333
Investing activities:
Purchase of investments	(651,003)	(690,233)
Proceeds from sale of investments	609,295	520,775
Financed premiums receivable, net	677	(2,976)
Additions to capital assets	(1,136)	(6,910)

	(42,167)	(179,344)
Increase (decrease) in cash during period	8,338	(33,576)
Cash, beginning of period	104,698	140,883

Cash, end of period	$ 113,036	$ 107,307

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results in Canadian dollars for the three months ended March 31, 2005. The Company has decided to defer its change to U.S. dollar reporting until the end of 2005.

For the three months ended March 31, 2005, net income increased 52% to $46.8 million (U$38.1 million) compared to Q1 2004, diluted earnings per share increased 49% to a quarterly record 82 cents (U$0.67) compared to 55 cents (U$0.41) in Q1 2004. Our annualized return on equity for the quarter was 22.6% compared to 16.9% for the first quarter last year. The combined ratio for the quarter improved to 96.3% compared to 98.2% in 2004 producing a record quarterly underwriting profit of $18.9 million (U$15.4 million) an increase of 82% over the same period last year. At the end of the quarter, our book value per share was at $15.09 (U$12.47), an increase of 13% from Q1 2004 and the fair value of our investment portfolio, including cash, increased to $3.2 billion (U$2.7 billion) or $56.83 (U$46.98) per common share.

We are extremely pleased with the positive start that we have made to 2005. Each of our operating subsidiaries produced an underwriting profit for the quarter which, together with increased investment income, led to our record quarterly earnings. During the quarter we were pleased with the favourable development on our year-end unpaid claims, but nevertheless continued to increase our balance sheet provisions for unpaid claims.

Outlook

The recent profitability of the property and casualty industry in Canada and the United States has generally led to improved financial strength. Overall industry pricing appears adequate, and we expect that low interest rates will lead to a period of sustained underwriting discipline. We continue to hold firm on our premium rate levels which have led to reduced volume of business in certain of our markets. Our rate levels remain adequate to generate targeted underwriting margins and competition in most of our markets is rational, which bodes well for our financial results for the foreseeable future.

We will continue to build a well diversified distribution platform with a focus on specialty insurance products, whilst enforcing our strategy of disciplined underwriting and prudent investing in order to maximize book value per share. Our first quarter results delivered an annualized return on equity of 22.6% for shareholders, and accordingly, I am pleased to announce that the Board of Directors has declared a quarterly dividend of 5 cents per common share, payable on June 30, 2005 to shareholders of record on June 15, 2005.

Sincerely,

/s/ William G. Star

William G. Star
President & Chief Executive Officer
May 4, 2005

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter of fiscal 2005 and 2004; with the MD&A set out on pages 16 to 54 in the Company’s 2004 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2005 and the notes to the audited consolidated financial statements for fiscal 2004 set out on pages 62 to 74 of the Company’s 2004 Annual Report.

In the third quarter of 2004, the Company indicated that it was its intention to convert its financial statements to U.S. dollar reporting during the first quarter of 2005. The Company has decided to defer its change to U.S. dollar reporting until the end of 2005 in order to present complete financial statements and Management’s Discussion and Analysis for the current year and for all prior periods included in the Annual Report. The Company believes that this will allow shareholders to more fully understand the Company’s historical and current operating trends, results and financial position. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 79 of the 2004 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares.

For the three months ended March 31, 2005 and 2004

        Gross Premiums Written.    During the first quarter of 2005, gross premiums written decreased to $643.6 million (U$524.6 million), compared with $710.4 million (U$538.4 million) in the first quarter last year. In the quarter, U.S. operations represented 74% of gross premiums written, compared with 77% in the first quarter last year. Trucking, non-standard automobile and commercial automobile premiums represented 27%, 31% and 20%, respectively, of gross premiums written in the first quarter compared with 28%, 36% and 17%, respectively, last year. Gross premiums written from U.S. operations decreased 12% to $479.0 million (U$390.3 million) compared with $545.8 million (U$413.7 million) last year. Gross premiums written from Canadian operations were $164.6 million (U$134.3 million) for the quarter, compared to $164.6 million (U$124.7 million) in Q1 last year. Gross premiums written from Alberta decreased 38% to $22.6 million (U$18.5 million) in the first quarter of 2005 compared to $36.8 million (U$27.9 million) last year.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

        Net Premiums Written.    Net premiums written decreased 16% to $571.8 million (U$466.0 million) compared with $684.1 million (U$518.4 million) for the first quarter of last year. Net premiums written from the U.S. operations decreased 18% to $432.1 million (U$352.1 million) compared with $527.1 million (U$399.5 million) last year. Net premiums written from the Canadian operations decreased 11% to $139.7 million (U$113.9 million) compared with $157.0 million (U$118.9 million) in the first quarter of last year. The quota share reinsurance treaties entered into in the second quarter of 2004 reduced net premiums written by $49.2 million (U$40.8 million) in the current quarter.

        Net Premiums Earned.    Net premiums earned decreased 13% to $510.1 million (U$415.8 million) for the quarter, compared with $584.8 million (U$442.9 million) for the first quarter last year. The quota share treaties reduced net premiums earned by $50.2 million (U$41.6 million) in the first quarter of 2005. Without the quota share treaties, net premiums earned would have decreased 4% compared to the first quarter of last year which was before entering into the treaties. For U.S. operations, net premiums earned decreased 17% to $356.7 million (U$290.8 million compared with $429.7 million (U$325.3 million) in the first quarter of 2004. Net premiums earned from Canadian operations decreased by 1% to $153.4 million (U$125.0 million) compared with $155.1 million (U$117.6 million) last year. The quota share treaties reduced the net premiums earned by $32.1 million (U$26.6 million) and $18.1 million (U$15.0 million) for the U.S. operations and Canadian operations, respectively.

        Investment Income.    Investment income increased 21% to $27.1 million (U$22.1 million) compared with $22.3 million (U$16.9 million) for the first quarter of 2004.

        Net Realized Gains.    Net realized gains amounted to $17.1 million (U$14.0 million) compared with $6.8 million (U$5.1 million) in the first quarter of 2004. Net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of $2.5 million ($nil in Q1 2004) in the quarter on investments still held.

        Claims Incurred.    The claims ratio for the first three months of 2005 was 68.6%, compared to 72.2% last year. The claims ratio for the U.S. operations was 67.9% compared with 72.2% for the first three months of 2004. The claims ratio for the Canadian operations was 70.2% compared to 72.4% in the first quarter of last year. The claims ratio for the first quarter of 2004 was increased by 1.1% as a result of changes in estimated unpaid claims for prior accident years. In addition, improved pricing and loss trends contributed to a lower claims ratio in the first quarter of 2005.

        Underwriting Expenses.    The combined ratio of 96.3% for the first quarter produced a record quarterly underwriting profit of $18.9 million (U$15.4 million), compared with the combined ratio of 98.2% and $10.4 million (U$8.0 million) underwriting profit reported in the first quarter of 2004. For the quarter, the U.S. operations combined ratio improved to 96.0% (98.2% Q1 last year) and the Canadian operations also improved to 96.9% (98.4% Q1 last year). The improvement in the combined ratio is a result of the improvement in the claims ratio for both the U.S. and Canadian operations.

        Interest Expense.    Interest expense in the first quarter of 2005 was $7.3 million, compared to $6.9 million for the first quarter of 2004 reflecting the increase in interest rates in the U.S. and the increase in the debt levels during the first quarter of 2005 as compared to Q1 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

        Net Income and Earnings Per Share.    Net income for the quarter was $46.8 million (U$38.1 million), a 52% increase over the $30.8 million (U$23.4 million) reported in the first quarter last year. Diluted earnings per share were 82 cents (U$0.67) for the quarter compared to 55 cents (U$0.41) for the first quarter of 2004.

        Book Value Per Share and Return on Equity.    Book value per share increased by 13% to $15.09 (U$12.47) from $13.39 (U$10.22) as at March 31, 2004. Our annualized return on equity was 22.6% for the first quarter of 2005 compared to 16.9% for the same quarter last year.

        Balance Sheet.    Total assets as at March 31, 2005 were $4.4 billion (U$3.6 billion). The investment portfolio, including cash increased 2% to $3,178.1 million (U$2,627.4 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. Net unrealized gains on the investment portfolio were $29.1 million (52 cents per share outstanding) at March 31, 2005, as compared to $73.7 million ($1.31 cents per share outstanding) at the end of 2004. Net unrealized gains on the common shares portfolio were $50.3 million (89 cents per share) at March 31, 2005 compared to $67.6 million ($1.20 per share) at the end of 2004.

At March 31, 2005 24% of the fixed income portfolio matures in less than one year and 59% matures after one year and in less than five years. However, should interest rates increase this could have a negative impact on the market value of our fixed income portfolio.

Unearned premiums as at March 31, 2005 grew to $822.3 million (U$679.8 million), an increase of 8% over the $762.5 million (U$634.3 million) at the end of 2004. The Company reported favourable development in the provision for unpaid claims occurring prior to December 31, 2004 of approximately $5.0 million (U$4.1 million). During the quarter, provisions for unpaid claims were increased by 2% to $2,071.4 million (U$1,712.4 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004

        Contractual Obligations.    Information concerning contractual obligations as at March 31, 2005 is shown below:

(in thousands of Canadian dollars)

	Payments Due by Period
	2005	2006	2007	2008 & 2009	Thereafter	Total

Bank indebtedness	$80,308	$ --	$ --	$ --	$ --	$ 80,308
Senior unsecured debentures	--	--	78,000	--	151,200	229,200
Subordinated indebtedness	--	--	--	--	109,469	109,469

Total	$80,308	$ --	$78,000	$ --	$260,669	$418,977

For further details on the Company's long term debt and interest obligations, refer to note 11 to the Company's 2004 audited consolidated financial statements and page 42 of the 2004 Annual Report which sets out the Company's contractual obligations as at December 31, 2004.

        Liquidity and Capital Resources.    During the first quarter of 2005, the net cash provided from operations was $43.4 million compared to $106.4 million in the first quarter of 2004. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first quarter of 2005 was $7.1 million compared to $39.3 million in the first quarter of 2004.

        Off-Balance Sheet Financing.    The Company does not engage in any off-balance sheet financing arrangements.

        Summary of Quarterly Results.    The following table presents our financial results over the previous eight quarters.

	2005	2004				2003

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross
premiums
written	$643,637	$578,989	$618,656	$701,980	$710,445	$651,583	$652,751	$629,928

Net premiums
earned	510,100	550,944	592,465	585,864	584,830	617,642	591,807	621,280

Total revenue	554,229	584,526	619,450	619,285	613,929	668,210	630,916	649,926

Net income	46,758	36,344	30,606	33,287	30,768	17,992	15,633	27,264

Earnings per share
Basic	$0.83	$0.65	$0.54	$0.59	$0.55	$0.32	$0.28	$0.56
Diluted	0.82	0.64	0.54	0.59	0.55	0.32	0.28	0.55

Outlook

The Company’s 2004 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed at www.sedar.com or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	2005	2004
	(unaudited)

Gross premiums written	$643,637	$710,445

Net premiums written	$571,762	$684,081

Revenue:
Net premiums earned	$510,100	$584,830
Investment income	27,065	22,329
Net realized gains	17,064	6,770

	554,229	613,929
Expenses:
Claims incurred	349,913	422,206
Commissions and premium taxes	98,446	110,555
General and administrative expenses	42,815	41,662
Interest expense	7,252	6,930
Amortization of intangibles	159	175

	498,585	581,528

Income before income taxes	55,644	32,401
Income taxes	8,886	1,633

Net income	$ 46,758	$ 30,768

Earnings per share:
Basic:	$0.83	$0.55
Diluted:	$0.82	$0.55
Weighted average shares outstanding (in `000s):
Basic:	56,308	55,967
Diluted:	56,747	56,344

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2005 (unaudited)	December 31 2004 (audited)

ASSETS
Cash	$ 113,036	$ 104,698
Investments	3,065,037	2,999,841
Accrued investment income	30,262	25,297
Accounts receivable and other assets	416,903	395,241
Due from reinsurers and other insurers	342,111	312,996
Deferred policy acquisition costs	180,473	170,576
Income taxes recoverable	7,098	12,535
Future income taxes	59,361	57,871
Capital assets	69,530	70,336
Goodwill and intangible assets	81,210	80,919

	$ 4,365,021	$ 4,230,310

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 80,308	$ 72,002
Accounts payable and accrued liabilities	91,261	132,635
Fund withheld payable to reinsurer	109,769	94,586
Unearned premiums	822,334	762,472
Unpaid claims	2,071,366	2,030,449
Senior unsecured indebtedness	229,200	228,250
Subordinated indebtedness	109,469	108,781

	3,513,707	3,429,175

SHAREHOLDERS' EQUITY
Share capital	474,404	471,886
Issued and outstanding number of common shares
56,431,897 - March 31, 2005
56,210,250 - December 31, 2004
Contributed surplus	2,787	2,285
Currency translation adjustment	(130,745)	(133,967)
Retained earnings	504,868	460,931

	851,314	801,135

	$ 4,365,021	$ 4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

	2005	2004
	(unaudited)

Retained earnings, beginning of	$ 460,931	$329,926
Net income for the period	46,758	30,768
Common share dividends	(2,821)	--

Retained earnings, end of perio	$ 504,868	$360,694

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2005 and 2004
(In thousands of Canadian dollars)

	2005	2004
	(unaudited)

Cash provided by (used in):

Operating activities:
Net income	$ 46,758	$ 30,768
Items not affecting cash:
Amortization	2,389	2,109
Future income taxes	(1,326)	4,311
Net realized gains	(17,064)	(6,770)
Amortization of bond premiums and discounts	5,045	6,776

	35,802	37,194
Net change in other non-cash balances:	7,607	69,241

	43,409	106,435
Financing activities:
Increase of share capital	2,518	2,664
Common dividends	(2,821)	--
Increase (decrease) in bank indebtedness	7,399	(130,463)
Increase in senior unsecured indebtedness	--	167,132

	7,096	39,333
Investing activities:
Purchase of investments	(651,003)	(690,233)
Proceeds from sale of investments	609,295	520,775
Financed premiums receivable, net	677	(2,976)
Additions to capital assets	(1,136)	(6,910)

	(42,167)	(179,344)
Increase (decrease) in cash during period	8,338	(33,576)
Cash, beginning of period	104,698	140,883

Cash, end of period	$ 113,036	$ 107,307

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 as set out on pages 55 to 74 of the Company’s 2004 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 63 of the Company’s 2004 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2005, the Company recorded $502,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended March 31,

	2005	2004

Net income
As reported	$46,758	$30,768
Pro forma	46,676	30,243
Basic earnings per share
As reported	$ 0.83	$ 0.55
Pro forma	0.83	0.54
Diluted earnings per share
As report	$ 0.82	$ 0.55
Pro forma	0.82	0.54

The per share weighted average fair value of options granted during 2005 and 2004 was $3.58 and $3.79, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

	As at March 31

	2005		2004

Risk-free interest rate	3.53%		3.49%
Dividend yield	1.02%		0.00%
Volatility of the expected market price of the
Company's common shares	22.5%		30.3%
Expected option life (in years)	3.9	years	4.7	years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Three Months ended March 31, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 164,612	$ 479,025	$ --	$ 643,637
Net premiums earned	153,372	356,728	--	510,100
Investment income	11,601	15,545	(81)	27,065
Net realized gains	8,054	9,010	--	17,064
Interest expense	--	5,039	2,213	7,252
Amortization of capital assets	220	1,425	244	1,889
Amortization of intangible
assets	--	159	--	159
Net income tax expense	4,602	761	3,523	8,886
Net income (loss)	17,083	32,691	(3,016)	46,758

Total assets	$1,429,241	$2,892,055	$ 43,725	$4,365,021

	Three Months ended March 31, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 164,604	$ 545,841	$ --	$ 710,445
Net premiums earned	155,157	429,673	--	584,830
Investment income	9,820	12,549	(40)	22,329
Net realized gains	2,348	4,405	17	6,770
Interest expense	--	4,979	1,951	6,930
Amortization of capital assets	191	1,559	277	2,027
Amortization of intangible
assets	--	175	--	175
Net income tax
expense (recovery)	2,947	(1,554)	240	1,633
Net income (loss)	10,167	21,291	(690)	30,768

Total assets	$1,313,934	$ 2,633,063	$ 42,782	$3,989,779

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Quarter to March 31:
	2005	2004

Favourable (unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$ 769	$ 416
U.S.	4,185	(6,903)

Total	$4,954	$(6,487)

As a % of net premiums earned (note 2):
Canada	(0.5%)	(0.3%)
U.S.	(1.2%)	1.6%

Total	(1.0%)	1.1%

As a % of unpaid claims (note 3):
Canada	(0.1%)	(0.1%)
U.S.	(0.3%)	0.6%

Total	(0.2%)	0.4%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	March 31, 2005

	Carrying amount	Fair value

Term deposits	$ 323,083	$ 322,436
Bonds:
Government	535,727	534,384
Corporate	1,780,582	1,761,405
Preferred shares	1,500	1,473
Common shares	319,621	369,929
Financed premiums	104,524	104,524

	$3,065,037	$3,094,151

	December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2005	December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1x	2.2x
Interest Coverage Ratio	7.4x	6.7x
Total Bank and Senior Debt to Capitalization Ratio	24.6%	25.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to
	March 31, 2005	March 31, 2004

Gross Premiums Written	$524,606	$538,391
Net Premiums Earned	415,825	442,862
Net Income	38,121	23,369
Earnings Per Share - diluted	$ 0.67	$ 0.41
Underwriting Profit	$ 15,369	$ 7,958
Book Value Per Share	$ 12.47	$ 10.22

The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 4, 2005

/s/ William G. Star William G. Star President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 4, 2005

/s/ W. Shaun Jackson W. Shaun Jackson Executive Vice President and Chief Financial Officer